Exhibit 99.1

Press Release

PIRAEUS, GREECE – March 3 2020 - GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investors” section under “SEC Filings”.

Unitholders may also request a hard copy of the Annual Report, which includes the Partnership’s complete 2019 audited financial statements, free of charge by contacting Philip Corbett or Joseph Nelson at:

Email: ir@gaslogmlp.com

Phone: +1-212-223-0643

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Contacts:

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643